MODERN RENEWABLE TECHNOLOGIES, INC.
13520 Oriental St, Rockville, Md 20853
Telephone: 202-536-5191

May 6, 2010
Ms. Susan Reilly, Attorney
Securities and Exchange Commission
Telephone: 202-55—3236

RE: Modern Renewable Technologies, Inc. (formerly Vault Technology, Inc.)
Form 10k for Fiscal Year Ended August 31, 2009

Dear Ms. Reilly:

As we discussed by telephone conversation today, request is hereby made to extend the requested amendments to be made to the Fiscal Year Ended August 31, 2009 Form 10K to file no later than Wednesday May 12, 2010.

Sincerely,
Modern Renewable Technologies, Inc.

/s/ Randy White
Randy White
Principal Executive Officer